UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 07, 2023
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the

registrants file or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐
THIS

FORM

6-K

IS

HEREBY

INCORPORATED

BY

REFERENCE

INTO

(1)

THE

REGISTRATION
STATEMENT

ON FORM

F-3 (REGISTRATION

NUMBER 333-263376),

AND INTO

EACH PROSPECTUS
OUTSTANDING

UNDER

THE

FOREGOING

REGISTRATION

STATEMENT,

(2)

ANY

OUTSTANDING
OFFERING

CIRCULAR

OR

SIMILAR

DOCUMENT

ISSUED

OR

AUTHORIZED

BY

UBS

AG

THAT
INCORPORATES BY REFERENCE ANY FORMS 6-K OF

UBS AG THAT ARE INCORPORATED INTO ITS
REGISTRATION

STATEMENTS

FILED

WITH

THE

SEC,

AND

(3)

THE

BASE

PROSPECTUS

OF
CORPORATE

ASSET

BACKED

CORPORATION

(“CABCO”)

DATED

JUNE

23,

2004

(REGISTRATION
NUMBER

333-111572),

THE

FORM

8-K

OF

CABCO

FILED

AND

DATED

JUNE

23,

2004

(SEC

FILE
NUMBER 001-13444), AND

THE PROSPECTUS

SUPPLEMENTS

RELATING TO

THE CABCO

SERIES

2004-
101 TRUST DATED

MAY

10, 2004 AND MAY

17, 2004 (REGISTRATION

NUMBER 033-91744 AND 033-
91744-05). THIS REPORT SHALL BE A PART THEREOF

FROM THE DATE ON WHICH THIS REPORT IS
FURNISHED, TO THE

EXTENT NOT SUPERSEDED

BY DOCUMENTS OR

REPORTS SUBSEQUENTLY
FILED OR FURNISHED.

EXPLANATORY

NOTE
UBS AG has determined

that, for purposes

of Rule 3-05

of Regulation S-X,

the proposed combination
with Credit

Suisse AG requires

it to

incorporate historical financial

statements for

Credit

Suisse

AG in

the
outstanding

registration

statements

indicated

on

the

cover

of

this

Form

6-K.

In

addition,

pursuant

to
Article 11 of

Regulation S-X, UBS

AG is

required to

incorporate in

such

registration

statements

unaudited
pro forma

condensed combined financial

information prepared to

reflect the

proposed combination.

Such
pro forma financial information is based on the historical

consolidated financial statements of UBS AG
and the historical consolidated financial statements of Credit Suisse AG, and is presented for illustrative
purposes only and

does not

reflect the

results of

operations or the

financial

position

of UBS

AG that

would
have resulted had the combination occurred at the dates indicated, or project the results of operations

or
financial position of UBS AG for any future

date or period.
The audited consolidated

income statements, statements of

comprehensive income, cash flow

statements
and statements of

changes in equity

of Credit Suisse

AG for the

three years ended

31 December 2022,
2021 and 2020,

and the

audited consolidated balance

sheets of Credit

Suisse AG as

of 31 December

2022
and 2021, including the

notes thereto and

the report of the independent

accountant thereon, are

filed as
Exhibit 99.2 to this report on Form 6-K.
The

unaudited

consolidated

income

statements,

statements

of

comprehensive

income,

cash

flow
statements, and

statements of changes

in equity of

Credit Suisse

AG for the

six months ended

30 June
2023 and

2022, and

the unaudited

consolidated balance

sheet of

Credit Suisse

AG as

of 30

June 2023
including the notes thereto, are filed as Exhibit

99.3 to this report on Form 6-K.
The unaudited pro forma condensed combined income statements for the year ended 31 December 2022
and for the

six months ended

30 June 2023

and the unaudited

pro forma

condensed combined

balance
sheet as of 30 June 2023, are attached hereto

as Exhibit 99.4 to this report on Form 6-K.

EXHIBIT INDEX
Exhibit No.
99.1
News release published on December

7, 2023
99.2

Audited consolidated financial statements

of Credit Suisse AG as of December

31, 2022 and
2021 and for the three year period ended

December 31, 2022, and the accompanying

notes
thereto (
incorporated by reference to pages 429

to 506 of Credit Suisse AG’s

Annual Report
on Form 20-F for the fiscal year ended December

31, 2022
)
99.3

Unaudited condensed consolidated

financial statements of Credit Suisse AG

as of and for the
six months ended June 30, 2023 and

2022 (
incorporated by reference to Exhibit 99.1

to the
Form 6-K filed by Credit Suisse AG on

September 29, 2023 (Film No: 231291782)
)
99.4
Unaudited pro forma combined financial

information as of and for the fiscal year

ended
December 31, 2022 and the six months

ended June 30, 2023
99.5
Consent of PricewaterhouseCoopers AG

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS AG

By:

/s/ David Kelly

Name:

David Kelly

Title:

Managing Director
By:

s/ Ella Campi

Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By:

/s/

Reto Hösli

Name:

Reto Hösli
Title:

Director
By:

/s/

Peter Simon

Name:

Peter Simon
Title:

Director
Date:

December 7, 2023